Exhibit 99.1

Pan American Silver announces completion of the sulphide processing plant at the La Colorada mine

VANCOUVER, July 13, 2016 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAA) (the "Company", or "Pan American") today announced that it has achieved a significant milestone in the expansion of its La Colorada mine in Mexico, with the successful commissioning of the new sulphide ore processing plant. The new plant began processing sulphide ore on July 1, 2016, achieving production throughput rates of over 1,400 tonnes per day ("tpd") and over 14,000 tonnes treated by July 10. Throughput rates will be slightly reduced until the mine shaft and additional underground development have been completed to provide higher ore supply.

As well, in July 2016, Cámara Minera de México ("Camimex") awarded Pan American's La Colorada mine with the prestigious "Casco de Plata" award for the safest underground mine in Mexico in 2015 with more than 500 employees.

"I am proud of our team's ability to safely and successfully complete the new sulphide plant ahead of schedule and on budget without incurring a single lost-time accident," said Michael Steinmann, President and CEO of Pan American. "The expansion at La Colorada together with the expansion of our Dolores mine form our core areas of growth in Mexico, and should lead to lower-cost, higher-margin silver production for Pan American."

In addition to the new sulphide ore processing plant, the expansion at La Colorada includes construction of a new 618-metre-deep mine shaft, additional underground development to sustain production at 1,800 tpd, and the installation of a new 115 kV power line.

Construction of the new mine shaft is progressing well, with commissioning expected to occur late in the third quarter of 2016. All surface work for the new shaft, including headframe and hoist, is fully functioning and the shaft construction is complete, with the exception of the underground loading station. Mining and processing rates are expected to increase following completion of the mine shaft, ramping up to full processing rates of 1,800 tpd of ore by the end of 2017 once the expansion is complete. La Colorada's annual production is expected to reach approximately 7.7 million ounces of silver in 2018, a 44 percent increase from 2015 levels.

The La Colorada expansion is proceeding on time and on budget, while being funded entirely from the Company's internal resources. Capital spending at La Colorada over the period 2014 to 2017 is estimated to total about $163.8 million, which includes sustaining capital and about $80 million related to the expansion.

About Pan American Silver

Pan American Silver Corp. is one of the largest primary silver producers in the world. We own and operate seven mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Our mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ (PAAS) and the Toronto Stock Exchange (PAA).

For more information, visit our website at: www.panamericansilver.com

TECHNICAL INFORMATION

TECHNICAL INFORMATION CONTAINED IN THIS NEWS RELEASE WITH RESPECT TO PAN AMERICAN HAS BEEN REVIEWED AND APPROVED BY MARTIN WAFFORN, P.ENG., VP TECHNICAL SERVICES WHO IS A QUALIFIED PERSON FOR THE PURPOSES OF NATIONAL INSTRUMENT 43-101 - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (''NI 43-101''). FOR FURTHER TECHNICAL INFORMATION RELATING TO THE PROJECT, PLEASE REFER THE NI 43-101 TECHNICAL REPORT ENTITLED "TECHNICAL REPORT – PRELIMINARY ECONOMIC ANALYSIS FOR THE EXPANSION OF THE LA COLORADA MINE, ZACATECAS, MEXICO," WITH AN EFFECTIVE DATE OF DECEMBER 31, 2013, FILED ON SEDAR AT WWW.SEDAR.COM.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

THIS NEWS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION INCLUDE, BUT ARE NOT LIMITED TO: THE SUCCESSFUL COMPLETION OF THE LA COLORADA EXPANSION PROJECT; EXPECTATIONS WITH RESPECT TO TIMING FOR COMPLETION OF THE EXPANSION, OR SPECIFIC PARTS THEREOF, SUCH AS THE COMPLETION AND COMMISSIONING OF THE MINE SHAFT; THE COMPANY'S ABILITY TO ACHIEVE BUDGET EXPECTATIONS AND TO FUND THE EXPANSION WITH INTERNAL RESOURCES; ANTICIPATED PRODUCTION RATES; AND ANY ANTICIPATED MINING AND PROCESSING RATES.

THE COMPANY CAUTIONS THE READER THAT FORWARD-LOOKING STATEMENTS AND INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SILVER, GOLD AND BASE METALS PRICES; FLUCTUATIONS IN PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); OPERATIONAL RISKS AND HAZARDS INHERENT WITH THE BUSINESS OF MINING (INCLUDING ENVIRONMENTAL ACCIDENTS AND HAZARDS, INDUSTRIAL ACCIDENTS, EQUIPMENT BREAKDOWN, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, CAVE-INS, FLOODING AND SEVERE WEATHER); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH, AND CLAIMS BY, LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; OUR ABILITY TO OBTAIN ALL NECESSARY PERMITS, LICENSES AND REGULATORY APPROVALS IN A TIMELY MANNER; CHANGES IN LAWS, REGULATIONS AND GOVERNMENT PRACTICES IN THE JURISDICTIONS WHERE WE OPERATE, INCLUDING ENVIRONMENTAL, EXPORT AND IMPORT LAWS AND REGULATIONS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; INCREASED COMPETITION IN THE MINING INDUSTRY FOR EQUIPMENT AND QUALIFIED PERSONNEL; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES REGULATORY AUTHORITIES, RESPECTIVELY. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. INVESTORS ARE CAUTIONED AGAINST UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AND INFORMATION. FORWARD-LOOKING STATEMENTS AND INFORMATION ARE DESIGNED TO HELP READERS UNDERSTAND MANAGEMENT'S CURRENT VIEWS OF OUR NEAR AND LONGER TERM PROSPECTS AND MAY NOT BE APPROPRIATE FOR OTHER PURPOSES. THE COMPANY DOES NOT INTEND, NOR DOES IT ASSUME ANY OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS AND INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, CHANGES IN ASSUMPTIONS, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Siren Fisekci, VP, Investor Relations & Corporate Communication; Kettina Cordero, Manager, Investor Relations; Ph: 604-684-1175, ir@panamericansilver.com

CO: Pan American Silver Corp.

CNW 19:28e 13-JUL-16